## Contact

www.linkedin.com/in/baden-schaff-28768596 (LinkedIn)

## Top Skills

Golf Course Management
Golf Courses
Golf

# Baden Schaff

Co-Founder and President at Skillest
Greater Melbourne Area

## Summary

I have spent 16 years in the golfing industry as a passionate learner and teacher. I've now taken my industry expertise to build Skillest. A digital platform that empowers coaches to take their business online and teach students from across the globe. Skillest is now industry leader in the online coaching space.

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## Experience

### Skillest

6 years 5 months

**President**
January 2021 - Present (1 year 11 months)
Melbourne, Victoria, Australia

Responsible for on-boarding, training and educating the world's leading instructors, nurturing those ongoing relationships, strategic brand partnerships, company and product strategy.
Skillest's lead evangelist!

**CEO SKILLEST**
July 2016 - January 2021 (4 years 7 months)
Melbourne, Australia

After years of teaching golf globally I saw many problems with the current student/coach interaction. Students were limited by geography and could only access coaches who lived near by. Similarly, coaches needed a platform to take their business online and access a world of students. Skillest is a marketplace that allows coaches to analyse students swings from anywhere in the world and all from their phone.

### GOLF Magazine/GOLF.com

**Contributing Writer**
September 2019 - Present (3 years 3 months)
Melbourne, Australia

Accessing years of golf instruction experience Baden contributes a weekly article to Golf.com

### Baden Schaff Swing Solutions
CEO
August 2012 - Present (10 years 4 months)
Albert Park Driving Range

A member of one of Australia's Elite Teaching Professionals teams.

Teaching Elite and non elite players alike with a deep understanding of cause and effect.

### ADP Golf
Head Teaching Professional
January 2011 - August 2013 (2 years 8 months)
Patterson River Country Club

Head Teaching Professional

### Gary Edwin Golf Academy
Head Teaching Professional
January 2007 - December 2007 (1 year)
Singapore

Organisation of the Singapore Sport School golfing program.

Teaching professional

### Central London Golf Centre
Teaching Professional
January 2005 - December 2006 (2 years)
Tooting Bec, London

Teaching professional to all levels of Golfer

## Education

### PGA of Australia
PGA professional, Golf Tuition · (2010 - 2012)

### St Kevin's College
PGA Member · (1989 - 1998)

### Gary Edwin Golf
Right Sided Golf Swing · (2001)